FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2006
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Notice to Stock Exchange, dated June 8, 2006, regarding dividend for Financial Year ending March 31, 2006.

(2)	Notice to Stock Exchange, dated June 8, 2006, regarding closing of register of members for the purpose of payment of dividend.

(3)	Press Release, “Dr. Reddy’s launches authorized generic versions of Proscar® and Zocor®,” June 23, 2006.

(4)	Press Release, “Top Management Moves at Dr Reddy’s,” June 28, 2006.

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
June 8, 2006
The Secretary
National Stock Exchange of India Limited.
Exchange Plaza, Bandra Kurla Complex,
Bandra (East),
Mumbai- 400 051.
Dear Sir,
Pursuant to Clause 20 of the Listing Agreement, it is hereby intimated that the Board of Directors of the Company at its meeting held on May 31, 2006 recommended dividend of 100% for the Financial Year ending March 31, 2006.
This is for your information.
With regards
V Viswanath
Company Secretary

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
June 8, 2006
The Secretary
National Stock Exchange of India Limited.
The Bombay Stock Exchange Limited
New York Stock Exchange
Dear Sir,
Sub: Book Closure for Dividend
We would like to inform you that the register of members of the Company would remain closed from July 11, 2006 to July 14, 2006 (both days inclusive) for the purpose of payment of Dividend for the year 2005-06.
This is for your information.
With regards
V Viswanath
Company Secretary

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches authorized generic versions of Proscar® and Zocor®
Hyderabad, India, June 23, 2006: Dr. Reddy’s Laboratories (NYSE:RDY) today announced that it has launched the authorized generic version of Merck’s Proscar® tablets 5mg (finasteride) on June 19, 2006. The Company has also launched the authorized generic version of Merck’s Zocor® tablets (simvastatin) 5mg, 10mg, 20mg, 40mg and 80mg on June 23, 2006.
In January 2006, the Company entered into separate agreements with Merck that allowed it to launch the authorized generic versions of Proscar® tablets (finasteride) and Zocor® tablets (simvastatin). The specific financial terms and conditions of the agreement have not been disclosed.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Contact Information:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620
Notes to the editor:
Proscar® is indicated for the treatment of benign prostatic hyperplasia with innovator sales of US$ 393 million (IMS December 2005 MAT). The compound patent for Proscar® expires on June 19, 2006. Zocor® is ZOCOR is indicated to reduce elevated LDL-C and TG levels in patients with Type IIb hyperlipidemia (where hypercholesterolemia is the major abnormality) with innovator sales of US$ 4.5 billion (IMS December 2005 MAT). The ‘784 compound patent for Zocor® expires on June 23, 2006.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Top Management Moves at Dr Reddy’s
Hyderabad, June 28, 2006: To provide internal leaders greater opportunity to create continued impact in the Company, Dr Reddy’s announced a major reorganization with respect to the key management positions of Chief Financial Officer (CFO) and Chief of HR (CHR).
With the present Chief Financial Officer (CFO), VS Vasudevan assuming the responsibility of heading the European Geography including the recently acquired betapharm, Saumen Chakraborty, the current Chief of HR will be the new CFO of Dr. Reddy’s. Saumen will relinquish his HR related responsibilities but will continue to provide leadership for IT and Business Process Excellence. Prabir Jha who has been Saumen’s deputy as Vice President — HR & Corporate Communications will take over as the new Chief of HR & Corporate Communications of Dr. Reddy’s.
Andrew Miller, the General Counsel of the Company based out of US has decided to return full time to the practice of law at the firm, Budd Larner, where he will continue to represent Dr. Reddy’s. The Company does not intend to hire a new General Counsel in the US.
All the above positions will take effect post the Annual General Meeting of the Company to be held on July 28 ’06.
Says Mr G V Prasad, Vice Chairman & CEO – “As the leadership development process has been maturing in our organization, we are able to induct internal talent into critical positions and the successful experience of such decisions in the recent past is a good validation of this approach.”
Notes to Editor:
VS Vasudevan (55), is a Chartered Accountant and has been with Dr Reddy’s for over 20 years and has been heading the Finance, Investor Relations, and Legal & Secretarial functions. Now, as the head of the European geography, he will be responsible for the generics business in Europe. Vasu, led the integration of American Remedies Ltd, Cheminor Drugs Ltd, Standard Equity Fund Ltd and the acquisition of betapharm Arzneimittel GmbH with Dr. Reddy’s Laboratories Ltd, He has been key to the company’s IPOs in India as also Dr. Reddy’s GDR and ADR issues.
Saumen Chakraborty (45) has over 22 years of experience in strategic and operational aspects of management; as a management consultant, a line manager and a HR facilitator, with diverse portfolios such as Senior Manager (Finance & Accounts) in Eicher, and Vice President (Operations) in Tecumseh, in previous assignments. He has played a very significant role in the evolution of Dr. Reddy’s, having championed a number of world-class human resource initiatives, which helped transform the company into one of the most respected employers in the country and a Great Place to Work Ó . Saumen is a University topper from Visva-Bharati University (Shantiniketan) in Physics, and is an alumnus of IIM, Ahmedabad.
Prabir Jha (39) switched to the corporate world after almost 10 years in the Civil Services. He has worked for organizations like Thermax and Mahindra British Telecom prior to Dr. Reddy’s, where he has been key to many of the high-end HR interventions. He has handled all areas in HR, with special interest in change management, Global HR strategy, Employer Branding and Leadership Capability Development. Prabir is an alumnus of St. Stephen’s College, Delhi and XLRI Jamshedpur. During his time as a bureaucrat, Prabir handled the entire gamut of HR & IR issues in the Indian Ordnance Factories. A recipient of several academic and professional awards, Prabir has been on the CII Panel for HR&IR for Andhra Pradesh. A regular contributor in reputed journals, he is a faculty at prestigious B-schools.

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: July 27, 2006	By:	/s/ V. Viswanath
		Name:	V. Viswanath
		Title:	Company Secretary